

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 13, 2017

<u>Via E-mail</u>
Jesse Stein
President and Chief Executive Officer
Commencement Capital, LLC
c/o NY Residential REIT, LLC
555 Madison Avenue, 6th Floor
New York, NY 10022

> **Re: NY Residential REIT, LLC**
> **Offering Statement on Form 1-A**
> **Filed February 21, 2017**
> **File No. 024-10680**

Dear Mr. Stein:

   We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Cover Page</u>

1.   Your revised disclosure indicates that prior to completion of the offering you intend to apply to either list your common shares on the NASDAQ Capital Market or the NYSE, or apply for quotation with the OTC or OTC Pink.   Please remove the reference to exchange listing or revise to balance your disclosure by highlighting the fact that the company is not currently structured to comply with listing requirements and disclose the material changes needed in order for the company to be in a position to apply for listing.

Plan of Distribution, page 104

2.   We note that your officers, directors, advisor, and your sponsor and their affiliates may purchase shares in the offering and that such purchases will count toward meeting the minimum offering requirement. Please revise to clarify if such persons may purchase in order to meet the minimum offering threshold, and if so, disclose the maximum amount of the possible purchases and that any such purchases will be for investment and not resale. Refer to Release No. 33-6455, Question 79 (Mar. 3, 1983).

Signatures

3.   Please refer to Instruction 1 to Signatures on Form 1-A and revise your signatures page such that the offering statement, in addition to being signed by the issuer, is signed by its principal executive officer, principal financial officer, principal accounting officer and a majority of the members of its board of directors or other governing body.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline, Staff Accountant, at 202-551-3851 or Eric McPhee, Staff Accountant, at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel
Office of Real Estate and
Commodities